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Exhibit 15.1

Letter of Acknowledgment

To the Board of Directors and Shareholders of
 Estre Ambiental S.A.

        We are aware of the inclusion in the Registration Statement (Form F-4) of Boulevard Acquisition Corp II Cayman Holding Company for the registration of up to 46,250,000 shares of its common stock of our report dated November 1, 2017 (which contains an explanatory paragraph describing conditions that raise substantial doubt about Estre Ambiental S.A.'s ability to continue as a going concern as described in Note 1.2 to the unaudited interim condensed consolidated financial statements), relating to the unaudited interim condensed consolidated financial statements of Estre Ambiental S.A. as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

São Paulo, Brazil
November 2, 2017

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  Exhibit 15.1
Letter of Acknowledgment